SUNPOWER INC.

45700 Northport Loop East

Fremont, CA 94538

February 6, 2026

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pam Howell

Re:	SunPower Inc.

Registration Statement on Form S-1

Filed on January 30, 2026

File No. 333-293093

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the same will become effective on February 10, 2026 at 4:00 p.m., Eastern Standard Time, or as soon thereafter as is practicable.

Please contact Michael Penney of Arnold & Porter Kaye Scholer LLP via telephone at (212) 836-7426 or via e-mail (michael.penney@arnoldporter.com) with any questions and please notify him when this request for acceleration has been granted.

Very truly yours,

SUNPOWER INC.

By:	/s/ Nicholas Wenker
Name:	Nicholas Wenker
Title:	Chief Legal Officer